FemHealth Insights, Inc.

US GAAP Prepared Financial Statements

For the period August 1, 2022, through December 6, 2022

Table of Contents

FemHealth Insights Inc.
Statement of Income and Expense
August 1, 2022 Through December 6, 2022

Revenue		
Sales	$	-
Total Revenue	**$**	**-**
Cost of Goods Sold		
Cost of Goods Sold	$	-
Total Cost of Goods Sold	**$**	**-**
Gross Profit	**$**	**-**
Expenses		
Bank Charges	$	-
Professional Services	$	**249.00**
Rent and lease	$	-
Other expenses	$	-
Travel and transport	$	-
Total Expenses	**$**	**249.00**
Net Ordinary Income	**$**	**(249.00)**
Net Income	**$**	**(249.00)**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

FemHealth Insights Inc.
Consolidated Balance Sheet
As of December 6, 2022

Assets		
Current Assets		
Checking	$	-
Accounts Receivable	$	-
Total Current Assets	$	-
Other Assets		
Other Assets	$	-
Total Other Assets	$	-
Total Assets	$	-

Liabilities		
Current Liabilities		
Credit Card Debt	$	-
Total Current Liabilities	$	-
Long Term Liabilities		
Long Term Liabilities	$	-
Total Long Term Liabilities	$	-
Total Liabilities	$	-

Equity		
Owner Investment	$	249.00
Net Income	$	(249.00)
Total Equity	$	-
Total Liabilities & Equity	$	-

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

FemHealth Insights Inc.
Statement of Cash Flows
August 1, 2022 Through December 6, 2022

Cashflow from Operations		
Net Income (Loss)	$	(249.00)
Plus: Depreciation & Amortization	$	-
Less: Changes in Working Capital	$	-
Total Cashflows from Operations	$	(249.00)

Cashflows from Investing		
Increase (Decrease) in Investments	$	249.00
Decrease from Distributions	$	-
Increase in Assets	$	-
Total Cashflows from Investing	$	249.00

Cashflows from Financing		
Increase (Decrease) in Financing	$	-
Issuance of Debt	$	-
Issuance of Equity	$	-
Total Cashflows from Financing	$	-

Beginning Cash Balance	$	-
Change in Cashflows	$	-
End Cash	$	-
Cashflow as of Report Date	$	-

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

FemHealth Insights Inc.
Statement of Owners Equity
August 1, 2022 Through December 6, 2022

Opening Balance Equity	$	-
Add		
Net Income (Loss)	$	(249.00)
Stocks Issued	$	-
Owners Investment	$	249.00
Stock Based Compensation	$	-
Subtotal	**$**	**-**
Deduct		
Owners Pay & Personal	$	-
Retained Earnings	$	-
Owner Distributions	$	-
Subtotal	**$**	**-**
Equity at End of Period	**$**	**-**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

FemHealth Insights, Inc. (the "Company"), is a Delaware incorporated company. The Company is a software for corporations whose income is generated from sales of annual licenses. The software sold is a women's health specific market research platform. The company also offers consulting services to help business development teams with their women's health strategy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 6, 2022.

Income Taxes –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.